UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

TOP TANKERS INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

Y8897Y107

(CUSIP Number)

George Economou

80 Kifissias Avenue

Athens, Greece

011 30-210-8090570

With copies to:

William S. Haft, Esq.

Antonios C. Backos, Esq.

Orrick, Herrington & Sutcliffe LLP

666 Fifth Avenue

New York, NY 10103

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Sphinx Investment Corp.
2	Check the Appropriate Box if a Member of a Group	(a)	[ ]
(b)	☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	Citizenship or Place of Organization: Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,700,000*
8	Shared Voting Power: 0
9	Sole Dispositive Power: 3,700,000*
10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,700,000*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	[ ]
13	Percent of Class Represented by Amount In Row 11 10.72%
14	Type of Reporting Person: CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Maryport Navigation Corp.
2	Check the Appropriate Box if a Member of a Group	(a)	[ ]
(b)	☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	Citizenship or Place of Organization: Republic of Liberia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
8	Shared Voting Power: 3,700,000*
9	Sole Dispositive Power: None
10	Shared Dispositive Power: 3,700,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,700,000*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	[ ]
13	Percent of Class Represented by Amount In Row 11 10.72%
14	Type of Reporting Person: CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) George Economou
2	Check the Appropriate Box if a Member of a Group	(a)	[ ]
(b)	☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	Citizenship or Place of Organization: Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
8	Shared Voting Power: 3,700,000*
9	Sole Dispositive Power: None
10	Shared Dispositive Power: 3,700,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,700,000*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	[ ]
13	Percent of Class Represented by Amount In Row 11 10.72%
14	Type of Reporting Person: IN

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by George Economou.

                This Schedule 13D is being filed by Sphinx Investment Corp. (“Sphinx”), Maryport Navigation Corp. (“Maryport”) and George Economou (“Economou,” and collectively with Sphinx and Maryport, the “Reporting Persons”). The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their respective beneficial ownership of the Shares (as defined below). This Schedule 13D constitutes the original report of the Reporting Persons.

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Shares”), of Top Tankers Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1, Vas. Sofias Meg. Alexandrou Str., 151 24 Maroussi, Greece.

Item 2. Identity and Background

The following information relates to Sphinx:

(i)	Name: Sphinx Investment Corp.

(ii)	Place of Organization: Republic of the Marshall Islands

(iii)	Principal Business: Investment of stocks and other securities

(iv)	Address of Principal Office: c/o Mr. Joseph Cefai, 5/2 Merchants Street, Valletta, Malta

(v)	Sphinx has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Joseph Cefai of Malta is the sole director and officer of Sphinx. Mr. Cefai is a citizen of Malta. Mr. Cefai has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following information relates to Maryport:

(i)	Name: Maryport Navigation Corp.

(ii)	Place of Organization: Liberia

(iii)	Principal Business: Investment of stocks and other securities; Maryport is also the sole shareholder of Sphinx

(iv)	Address of Principal Office: c/o Ms Maria Phylactou, Neocleous
Building, 199, Arch. Makariou III Avenue, 1076 Limassol, Cyprus

(v)	Maryport has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ms. Maria Phylactou of Cyprus is the sole director and officer of Maryport. Ms. Phylactou is a citizen of Cyprus. Ms. Phylactou has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following information relates to Economou:

(a)	Name: George Economou

(b)	Business Address: 80 Kifissias Avenue, Amaroussion 15125, Athens,
Greece.

(c)	Principal Occupation: Chief Executive Officer, President and Chairman of
the Board of Directors of DryShips Inc., a Marshall Islands corporation.

(d&e)	Economou has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Greece

Item 3. Source and Amount of Funds or Other Consideration

Sphinx purchased an aggregate of 3,700,000 Shares for an aggregate consideration of $23,176,533.65 (including brokerage commissions). The Shares that Sphinx acquired from April 27, 2007 through and including June 6, 2007 were acquired from open market purchases. The Shares that Sphinx acquired on June 20, June 25 and June 26, 2007 were purchased through Deutsche Bank Securities, Inc. in connection with the Issuer’s sale of shares under its shelf registration statement. The source of funds used by Sphinx to purchase the 3,700,000 Shares is a margin account with Goldman Sachs International.

Item 4. Purpose of Transaction

All of the Shares reported herein were acquired for investment purposes, and were acquired without the purpose or effect of changing or influencing control of the Issuer. The Reporting Persons review on a continuing basis their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the Reporting Persons may from time to time, acquire or dispose, or cause to be acquired or disposed, additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of their investment in the Issuer and their investment alternatives, the Reporting Persons and their respective affiliates may also from time to time, consider, evaluate or propose various possible transactions involving the Issuer or its subsidiaries or affiliates, which could include, among other things: (a) the possible acquisition by any person of additional securities of the Issuer, or the possible disposition of securities of the Issuer; (b) possible extraordinary corporate transactions (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) the possible sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) making or seeking to make changes in or affecting the board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) making or seeking to make changes in the capitalization or dividend policy of the Issuer; (f) making or seeking to make any other material change in the Issuer’s business or corporate structure; (g) making or seeking to make changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, including the soliciting of votes of the Issuer’s shareholders in any annual or special meeting of shareholders of the Issuer; (h) causing or seeking to cause a class of securities of the Issuer to be delisted from a national securities exchange; (i) causing or seeking to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Issuer regarding the matters described in subparagraphs (a) through (j) above.

Item 5. Interest in Securities of the Issuer

(a)          As of the date hereof, Sphinx owns, and Maryport and Economou may be deemed the beneficial owner of, 3,700,000 Shares, or 10.72% of the Shares, based upon 32,429,105 Shares outstanding as of March 31, 2007, according to the Issuer’s Form 6-K filed on June 13, 2007, and the additional 2,100,000 Shares now issued and outstanding that were acquired by Sphinx in connection with the issuance of Shares under the Issuer’s shelf registration statement.

(b)          Sphinx has the sole power to vote or direct the vote of 3,700,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 3,700,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Maryport has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,700,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,700,000 Shares.

Economou has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,700,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,700,000 Shares.

(c)          The information concerning transactions in the Shares effected by the Reporting Persons during the past 60 days is set forth in the Appendix hereto and incorporated herein by reference. The Shares that Sphinx acquired from April 27, 2007 through and including June 6, 2007 were acquired in open market purchases. The Shares acquired on June 20, June 25 and June 26, 2007 were acquired from Deutsche Bank Securities, Inc. in connection with a sale of Shares under the Issuer’s shelf registration statement.

(d)          Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)          Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Sphinx, of which Economou is the controlling person, has a margin agreement with Goldman Sachs International. A portion of the positions held in the margin account are pledged as collateral security for the repayment of the debit balance in the account.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to item 2 above and (b) any other person.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement between the Reporting Persons

[SCHEDULE 13D SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPHINX INVESTMENT CORP.

By: /s/ Joseph Cefai Name: Joseph Cefai Title: Director

MARYPORT NAVIGATION CORP.

By: /s/ Maria Phylactou Name: Maria Phylactou Title: Director

/s/ George Economou George Economou

Dated: June 27, 2007

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated June 27, 2007 relating to the common stock of Top Tankers Inc. shall be filed on behalf of the undersigned.

[Signature Page Follows]

[JOINT FILING AGREEMENT SIGNATURE PAGE]

SPHINX INVESTMENT CORP.

By: /s/ Joseph Cefai Name: Joseph Cefai Title: Director

MARYPORT NAVIGATION CORP.

By: /s/ Maria Phylactou Name: Maria Phylactou Title: Director

/s/ George Economou George Economou

Dated: June 27, 2007

Appendix

SCHEDULE OF TRANSACTIONS

Date of Transaction	Number of Shares Purchased /(Sold)	Price of Shares (excluding commissions)
April 27, 2007	62,749	$4.7053
April 30, 2007	61,100	$4.6995
May 1, 2007	28,053	$4.5689
May 2, 2007	28,300	$4.6301
May 8, 2007	16,400	$4.5354
May 9, 2007	25,808	$4.5954
May 10, 2007	34,400	$4.6174
May 11, 2007	31,600	$4.6248
May 14, 2007	65,100	$4.6355
May 15, 2007	62,700	$4.6651
May 16, 2007	32,554	$4.7467
May 18, 2007	250,000	$5.3803
May 21, 2007	250,000	$5.8601
May 22, 2007	235,400	$5.8993
May 23, 2007	145,936	$6.0342
May 24, 2007	83,295	$5.9572
May 29, 2007	8,425	$5.9140
June 5, 2007	129,900	$6.4638
June 6, 2007	48,280	$6.3881
June 20, 2007	800,000	$6.85
June 25, 2007	1,000,000	$6.72
June 26, 2007	300,000	$6.88